Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes to the financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019 We have prepared our financial statements in accordance with IFRS as issued by IASB.

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to secure additional funding as may be needed, including, without limitation, to fund our ongoing operations and complete the clinical trials for our product development candidates.

•	our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern;

•	our ability to develop and advance product candidates into, and successfully complete, clinical studies;

•
uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized, including that we will be able to demonstrate to regulators the noninferiority of EB613 in comparison to Forteo as part of a 505(b)(2) submission or that we will be able to demonstrate to regulation the clinical superiority of EB612 over Natpara, which is required to overcome Natpara’s drug exclusivity;

•
our competitive position, with respect to Natpara, our key competitor for hypoparathyroidism treatment, and certain injectable anabolic treatments such as Forteo®, or newer products recently launched for osteoporosis treatment;

•	our ability to use and expand our drug delivery technology to other product candidates;

•
our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates; our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our ability to develop sales, marketing and distribution infrastructure;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to achieve market acceptance for our product candidates;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our expectations about cash use;

•	our ability to manage growth; and

•	other risk factors discussed under “Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2018.

All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections below “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 20-F for the year ended December 31, 2018 for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. and its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical need. We are initially applying our technology to develop an oral formulation of parathyroid hormone, (PTH), which has been approved in the United States in injectable form for over a decade. Following Food and Drug Administration (FDA) guidance received in the fourth quarter of 2018, indicating that a fracture study would not be required for a 505(b)(2) approval pathway in osteoporosis, we decided to accelerate our development of EB613 for osteoporosis. As planned, a phase 2, dose ranging study was initiated at the end of Q2 2019. This double blinded, placebo controlled, study will evaluate three different doses in postmenopausal women with low bone mass. The study is being developed to include up to 160 patients dosed once daily for a period of 6 months. Human PTH (1-34) is a known anabolic treatment currently available as a daily subcutaneous injection, Forteo ® (marketed by Eli Lilly ®) with a known effect on bone formation biomarkers and bone mineral density (BMD). The primary endpoint of this study will be bone formation biomarkers at 3 months with an additional evaluation at 6 months, along with a BMD readout.  The study was approved by the Israeli Ministry of Health and is planned to be conducted at the osteoporosis clinics of 4 leading medical centers in Israel. These clinics have participated in a number of multinational osteoporosis trials for large pharmaceutical companies. All lab tests will be processed by an accredited central lab and BMD measurements will be monitored and analyzed in the US by a leading US contract research organization (CRO).

The 3-month biomarker results are expected to provide preliminary insight into the efficacy of the oral PTH treatments and preliminary results may be obtained once the first half of the study population has been dosed for this period, followed by the full 3-month biomarker results. A full study report will be generated upon completion of the 6-month biomarker and BMD analysis. Based on feedback from the FDA in late 2018, the Company has initiated  created a Phase 3 study outline and currently envisages a trial with a partner comparing EB613 to Forteo, enrolling 600 to 800 patients and with a primary endpoint based on non-inferiority in BMD outcome. Other details, including the EB613 dose and the length of the study, are expected to be finalized based on the results obtained from the Phase 2 study.

We are also developing an additional oral PTH product candidate, EB612, which has successfully completed a Phase 2a trial for hypoparathyroidism, a rare condition in which the body fails to produce sufficient amounts of PTH. We completed a clinical trial to evaluate the PK/PD profile of various EB612 dose regimens and Natpara.  Results of the Phase 2 PK/PD study of Oral PTH (1-34) in patients with hypoparathyroidism were presented at the American Society for Bone and Mineral Research Annual Meeting in September 2019.  These data suggest favorable pharmacologic and pharmacokinetic profiles of Entera’s Oral PTH formulation with a flexible oral dosing regimen vs. an injectable form of PTH.  Based on these data, the Company is determining final formulations and our Phase 2b/Phase 3 clinical development strategy which would potentially support a submission for regulatory approval of EB612. The FDA and the EMA have granted EB612 orphan drug designation for the treatment of hypoparathyroidism.

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. We have signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 for advanced clinical studies and ultimately for regulatory approval.

Financial Results

Comparison of Nine-Month Period Ended September 30, 2019 and 2018

	(unaudited) Nine Months Ended September 30,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Revenues	$(134)	$-	$(134)	100%
Cost of revenues	102	-	102	100%
Operating Expenses:
Research and development, net	5,234	6,464	(1,230)	(19)%
General and administrative	2,757	1,914	843	44%
Operating loss	7,959	8,378	(419)	(5)%
Financial income, net	(604)	(719)	115	(16)%
Net loss	$7,355	$7,659	$304	3.9%

Revenues. Revenues for the nine months ended September 30, 2019 were $134 thousand from services provided to Amgen under the license agreement. The cost of revenues recorded are comprised of related salaries and related expenses.

Research and development, net expenses. Research and development expenses for the nine months ended September 30, 2019 were $5.2 million, compared to $6.5 million for the nine months ended September 30, 2018, a decrease of $1.2 million, or 19%. The decrease in research and development expenses was primarily attributed to a decrease of $1.3 million in materials, clinical manufacturing and production for clinical trials and a decrease of $0.5 million in share-based compensation expenses due to higher fair value of the options granted to the previous CMO in the same period last year. The decrease was partially offset by an increase of $0.5 million in subcontractors and CRO expenses and an increase of $0.1 million in salaries and related expenses mainly due to hiring new employees in the US and in Israel.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2019 were $2.7 million, compared to $1.9 million for the nine months ended September 30, 2018, an increase of $0.8 million, or 44%. The increase in general and administrative expenses was primarily attributed to an increase of $0.7 million in salaries and related expenses as well as share-based compensation expenses mainly due to hiring of our new CEO. In the same period previous year, we recorded income due to a reversal of share based compensation due to the termination of services of our previous Chairman of the board. In addition, there was an increase of $0.2 million for insurance expenses and investor relation expenses due to the requirements of a public company.

Financial income, net. Financial income, net for the nine months ended September 30, 2019 was $0.6 million, compared to f $0.7 million for the nine months ended September 30, 2018, a decrease of $0.1 million. Financial income, net for the nine months ended September 30, 2019 resulted mainly from the change in the fair value of warrants to purchase ordinary shares that were recorded as a financial liability at fair value through profit or loss. During the same period last year, the Company recognized financial income from changes in fair value of financial liabilities comprised of convertible loans, preferred shares and warrants which were converted or recorded as equity upon completion of our initial public offering (IPO).

Comprehensive loss. Comprehensive loss for the nine months ended September 30, 2019 was approximately $7.4 million, compared with approximately $7.7 million in the same period in 2018, a decrease of approximately $0.3 million, or 3.9%.

Basic and diluted Loss per share. Basic and dilutive loss per share for the nine months ended September 30, 2019 was $0.63, compared with $1.13 and $1.14, respectively, for the nine months ended September 30, 2018.

Comparison of Three-Month Period Ended September 30, 2019 and 2018

	(unaudited) Three Months Ended September 30,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Revenues	$(60)		$(60)	100%
Cost of revenue	40		40	100%
Expenses:
Research and development, net	1,786	$1,806	$(20)	(1.1)%
General and administrative	1,073	1,060	13	1.2%
Operating loss	2,839	2,866	(27)	(0.9)%
Financial expenses , net	155	2,200	(2,045)	(93)%
Net loss	$2,994	$5,066	$(2,072)	(40.9)%

Revenues. Revenues for the three months ended September 30, 2019 were $60 thousand from services provided to Amgen under the license agreement. The cost of revenues recorded are comprised of related salaries and related expenses.

Research and development, net expenses. Research and development expenses for the three months ended September 30, 2019 and 2018 were $1.8 million. The research and development expenses for the three months ended September 30, 2019 primarily consisted of salaries and related expenses and materials and clinical trials expenses (mainly subcontractors and CRO) related to our Phase 2 study in Osteoporosis and preparation for IND submission. In the same period in the previous year, the research and development expenses consisted of salaries and related expenses and materials and clinical trials expenses (mainly manufacturing and subcontractors) related to Phase 2 PK/PD Study in Hypoparathyroidism.

General and administrative expenses. General and administrative expenses for the three months ended September 30, 2019 and 2018 were $1.1 million., General and administrative expenses were mainly consisting of salaries and related expenses, including share-based compensation, legal, audit and other public company related expenses. During the three months ended September 30, 2019 salaries and related expenses and other public company related expenses (D&O insurance and Investor Relations) increased compared to the same period previous year. The increase was offset by a decrease in accounting and legal fees related to our initial public offering (IPO) completed on July 2, 2018.

Financial expenses, net. Financial expenses, net for the three months ended September 30, 2019 were $0.2 million, compared to $2.2 million for the three months ended September 30, 2018. Financial expense, net for the three months ended September 30, 2019 resulted mainly from the change in the fair value of warrants to purchase ordinary shares that recorded as a financial liability at fair value through profit or loss. During the three months ended September 30, 2018, financial expenses, net resulted mainly from the change in fair value of convertible loans, preferred shares and warrants to purchase preferred shares that were recorded as a financial liability at fair value through profit or loss until July 2, 2018 when they were converted into ordinary shares and warrants to purchase ordinary shares classified as equity.

Comprehensive loss, net. Comprehensive loss for the three months ended September 30, 2019, was approximately $3.0 million, compared with a comprehensive income of approximately $5.1 million in the same period in 2018, a decrease of $2.1 million, or 40.9%.

Basic and diluted Loss per share.  Basic and dilutive loss per share for the three months ended September 30, 2019 and September 30, 2018 was $0.25, compared with $0.45, respectively.

Liquidity and Capital Resources

Since our inception through September 30, 2019, we have funded our operations primarily through private offerings, convertible loans, IPO and grants from governmental authorities.

As of September 30, 2019, we had positive working capital of approximately $3.9 million, including cash and cash equivalents of approximately $5.9 million. As of December 31, 2018, we had cash and cash equivalents and short-term bank deposit of approximately $11.5 million.

Net Cash Used in Operating Activities

 Net cash used in operating activities for the nine months ended September 30, 2019 was $5.7 million, consisting primarily of our operating loss of  $7.9 million arising mainly from research and development expenses and general and administrative expenses, partially offset by $1.0 million in share-based compensation expense, and a $1.0 million decrease in working capital. Net Cash used in operating activities for the nine months ended September 30, 2018 was $7.4 million, consisting primarily of our operating loss of $8.4 million arising mainly from research and development expenses and general and administrative expenses, partially offset by $0.9 million of share-based compensation, $0.2$ issuance costs related to our IPO and by a $0.3 million increase in working capital.

The decrease in cash used in operating activities for the nine months ended September 30, 2019 compared to the same period of 2018, was mainly due to a decrease of $0.8 million for materials, clinical manufacturing and production capabilities, the payment received from Amgen of $0.7 million which was offset by other working capital due to an increase in professional services and other expenses related to regulation and the requirements of a public company.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2019 were $4.0 million consisting of the release of a short-term bank deposit and purchase of property and equipment.

Net Cash used in investing activities for the nine months ended September 30, 2018 were $70 thousand consisting of purchase of property and equipment.

Net Cash provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2019 was mainly consisted of proceeds in the amount of $238 thousand received due to exercise of options granted to employees, consultant and exercise of right to invest held by an investor, the cash provided by financing activities was partially offset by operating leases payments.

Net Cash provided by financing activities for the nine months ended September 30, 2018 was mainly consisted of proceeds in the amount of $9.6 million received from issuance of ordinary shares and warrants as part of our Initial Public Offering (IPO) which was completed on July 2, 2018.